UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 0-11634 CUSIP Number 852312305

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 1, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STAAR SURGICAL COMPANY

Address of Principal Executive Office (Street and Number)

1911 Walker Avenue

City, State and Zip Code

Monrovia, California 91016

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in its Current Report on Form 8-K/A filed on March 9, 2010, the Registrant completed the divestiture of all of its interest in Domilens GmbH, its German distribution subsidiary, on March 2, 2010.  Because of the need to prepare full financial reporting of the divestiture as an event subsequent to the fiscal year ended January 1, 2010, and the need to analyze and describe fully the effect of the divestiture on STAAR’s business and financial condition, the Registrant could not complete its financial statements and related disclosures prior to the prescribed filing deadline for the 10-K.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Charles Kaufman, Vice President and General Counsel	(626)	303-7902
(name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STAAR Surgical Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2010	By	/s/ Deborah Andrews
Deborah Andrews
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INFORMATION REQUIRED BY PART IV ITEM 3

The preliminary, unaudited, condensed consolidated statement of operations set forth below shows anticipated changes in results of operations that will be reflected in the earnings statement of the Registrant’s Annual Report on Form 10-K for the three months and fiscal year ended January 1, 2010.  Additional information regarding anticipated changes in results of operations has been provided in a press release published on March 2, 2010 (the “Press Release”).  The Press Release has been furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 8, 2010, which is incorporated herein by this reference.

STAAR Surgical Company
Condensed Consolidated Statements of Operations

(In 000's except for per share data)
Unaudited

	Three Months Ended				Year Ended
	% of	January 1,	% of	January 2,	% of	January 1,	% of	January 2,
	Sales	2010	Sales	2009	Sales	2010	Sales	2009
Net sales	100.0%	$19,831	100.0%	$18,157	100.0%	$75,345	100.0%	$74,894
Cost of sales	44.3%	8,777	42.9%	7,797	44.4%	33,452	46.4%	34,787
Gross profit	55.7%	11,054	57.1%	10,360	55.6%	41,893	53.6%	40,107
Selling, general and administrative expenses:
General and administrative	22.7%	4,493	23.6%	4,288	21.4%	16,119	21.0%	15,730
Marketing and selling	32.6%	6,473	35.4%	6,426	32.2%	24,257	36.1%	27,053
Research and development	7.6%	1,498	10.9%	1,974	7.8%	5,893	10.6%	7,938
Other expenses	36.3%	7,209	32.6%	5,923	9.6%	7,209	13.0%	9,773
Total selling, general and administrative expenses	99.2%	19,673	102.5%	18,611	71.0%	53,478	80.7%	60,494
Operating loss	-43.5%	(8,619)	-45.4%	(8,251)	-15.4%	(11,585)	-27.1%	(20,387)

Other income (expense):
Interest income	0.1%	24	0.1%	22	0.1%	60	0.2%	160
Interest expense	-3.1%	(618)	-1.4%	(256)	-2.4%	(1,801)	-1.2%	(901)
Loss on foreign currency	-1.0%	(200)	-2.0%	(367)	0.0%	-	-0.9%	(696)
Other income, net	0.8%	168	0.1%	22	0.4%	290	0.2%	152
Other expense, net	-3.2%	(626)	-3.2%	(579)	-1.9%	(1,451)	-1.7%	(1,285)

Loss before provision for income taxes	-46.6%	(9,245)	-48.6%	(8,830)	-17.3%	(13,036)	28.8%	(21,672)
Provision for income taxes	2.9%	566	3.5%	630	2.0%	1,492	2.0%	1,523

Net loss	-49.5%	$(9,811)	-52.1%	$(9,460)	-19.3%	$(14,528)	-30.8%	$(23,195)
Loss per share:
Basic and diluted		$(0.28)		$(0.32)		$(0.45)		$(0.79)
Weighted average shares outstanding:
Basic and diluted		34,737		29,496		32,498		29,474

In the foregoing table, expenses for the three months and year ended January 1, 2010 include bonuses of $431,000 awarded on March 5, 2010, as described in the Registrant’s Current Report on Form 8-K filed on March 11, 2010.

In the Registrant’s audited consolidated financial statements for the fiscal year ended January 2, 2009, the report of the Registrant’s independent registered public accounting firm included an explanatory paragraph indicating that substantial doubt exists regarding the Registrant’s ability to continue as a going concern.  Because of the Registrant’s limited capital resources, significant financial obligations that mature in 2010, the need to satisfy or bond for appeal the $6.5 million judgment entered against the Registrant on December 8, 2009, and its history of losses, the Registrant believes that in its audited consolidated financial statements for the fiscal year ended January 1, 2010 the report of its independent registered public accounting firm will again include an explanatory paragraph indicating that substantial doubt exists regarding the Registrant’s ability to continue as a going concern.